FOR IMMEDIATE RELEASE

For further information, contact:

Paula Murray                                                     Alan Woolhouse

QSound Labs, Inc.                                              CSR

+1 954 796 8798                                                  +44 1223 692 689

paula.murray@qsound.com

David Marsden/Siobhan Gaffan

EML

+44 208 408 8000

csr@eml.com

CSR Offers QSound’s MIDI Synthesizer in its MusiCore1 Audio Processor

Calgary, Canada and Cambridge, UK April 17, 2008 - QSound Labs, Inc. (NASDAQ: QSND) and CSR (LSE: CSR) today announced that CSR’s MusiCore1 is now being offered with mQSynth™, a powerful wavetable MIDI synthesizer from QSound. CSR’s MusiCore1 is the world’s first fully featured single-chip stereo audio processor with Bluetooth for mobile phones. QSound’s mQSynth provides MusiCore1 with the capability to support a complete spectrum of audio features including polyphonic ringtones, multi-track game audio and user interface sounds.

CSR’s MusiCore1 technology presents handset makers with the first practical audio processor architecture for phone designs, saving 75 percent of the cost, and over 36 mm2 of PCB space, of adding a separate audio processor. Handset makers using CSR’s MusiCore1 can, for the first time, have stereo audio along with fully featured Bluetooth on a single chip.

QSound’s mQSynth is a wavetable MIDI synthesizer that supports polyphonic ringtone files, game music and interactive real-time sound events using digital wavetable instruments. mQSynth will also support formats including SMF, SP-MIDI, SMAF, mXMF and JSR135.

MusiCore1 can support decoding of all mainstream music file formats including MP3, AAC, WMA and SBC. The efficiency of CSR’s mature DSP architecture contributes to MusiCore1’s ability to provide a phone with 100 hours of music playback. In addition, MusiCore1 enables sophisticated voice processing in handsets, allowing users to comfortably make calls in noisy environments.

“QSound’s mQSynth engine provides a capability that is directly in line with our own product strategy in delivering the most powerful and complete audio solution for mobile handsets”, commented Felicity Skingley, Product Manager, Mobile Handset Connectivity Business Unit CSR

David Gallagher, QSound CEO commented, “CSR’s selection of mQSynth as an embedded MIDI synthesizer for MusiCore provides testament to the best in class performance and efficiency of QSound’s technology.  It has been gratifying to work with the established industry leader in the Bluetooth market.” Mr. Gallagher added, “The additional availability of QSound’s mQFX, our 3D stereo enhancement solution for multimedia on the MusiCore1 platform provides an attractive, compelling technology and licensing proposition for all leading mobile OEMs.”

Conscious of the limited space of mobile devices, CSR designed MusiCore1 to be even smaller than most Bluetooth chips. Samples of the very compact 3.8 x 4.8 mm CSP or BGA packages are available now and volume production is scheduled to start in September 2008.

About CSR

CSR is the leading global provider of personal wireless technology and its product portfolio covers Bluetooth, GPS, FM and Wi-Fi (IEEE802.11). CSR offers developed hardware/software solutions, based around its silicon platforms, that incorporate fully integrated radio, baseband and microcontroller elements.

CSR’s customers include industry leaders such as Apple, Dell, LG, Motorola, NEC, Nokia, Panasonic, RIM, Samsung, Sharp, Sony, TomTom and Toshiba.

CSR has its headquarters and offices in Cambridge, UK, and offices in Japan, Korea, Taiwan, China, India, France, Denmark, Sweden and both Dallas and Detroit in the USA.

More information can be found at www.csr.com.

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. The Company has developed numerous innovative, proprietary audio solutions based on extensive research into human auditory perception. These technologies include virtual surround sound, 3D positional audio, stereo enhancement and MIDI Synthesis for the mobile devices, consumer electronics, PC/multimedia, and Internet markets. QSound Labs’ cutting-edge audio technologies create rich, immersive 3D audio environments allowing consumers to enjoy stereo surround sound from headphones or from two, four and up to 7.1 speaker systems. The Company’s customer and partner roster includes ARM, LG, Samsung, Pantech, STMicroelectronics, Telechips, CSR, Aricent, Broadcom, MITAC, Panasonic, Qualcomm, Sony Vaio and Toshiba amongst others. QSound Labs supports its semiconductor, software and OEM partners globally with offices in Canada, Europe and Asia.

To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com.

QSound Labs, Inc. - Forward-Looking Statements

This release contains forward-looking statements concerning, among other things, expected use of QSound’s technologies incorporated in CSR’s audio solutions by leading mobile and audio product manufacturers, and development of future QSound-enabled CSR  products. These statements involve risks and uncertainties which could cause actual results, performance or achievements of QSound, or industry results, to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with loss of QSound’s business relationship with CSR, acceptance of QSound’s technologies by mobile and audio product manufacturers and by consumers, QSound's ability to carry out its business strategy and marketing plans, dependence on intellectual property, rapid technological change, competition, and general economic and business conditions and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission. Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.